UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

Odyssey Pictures Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

676121106
(CUSIP Number)

Stefan Drakelid
Strandgatan 7
Vaxholm Sweden  18532
972 867 0055

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS
Stefan Drakelid

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) |_| (b) |_|

3. SEC USE ONLY

4. SOURCE OF FUNDS
PF

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): |_|

6. CITIZENSHIP OR PLACE OF ORGANIZATION:
Sweden

NUMBER OF	(7) SOLE VOTING POWER:	8,864,350
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER:	0
OWNED BY
EACH REPORTING	(9) SOLE DISPOSITIVE POWER:	8,864,350
PERSON WITH
	(10) SHARED DISPOSITIVE POWER:	0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
8,864,350

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

ITEM 1.  Security and Issuer

Common Stock  (the “Shares”) of Odyssey Pictures Corporation (the “Company”), 2321 Coit Rd. Suite E, Plano, TX 75075

ITEM 2.  Identity and Background

This Statement is filed by:
(a)  Stefan Drakelid
(b)  Strandgatan 7
Vaxholm Sweden 185 32
(c)  Mr. Drakelid is an attorney and he is also a Director and Vice Chairman of the Board of Directors of the Company
(d)  He has not in the last five years been convicted in a criminal proceeding
(e)  He has not in the last five years been party to a civil proceeding the result of which is a judgment or decree enjoining future violations of or prohibiting or mandating activities subject to federal securities laws or finding a violation with respect to such laws.

ITEM 3.  Source and Amount of  Funds and Other Compensation

The Reporting Person acquired 6,364,350 Shares in a private sale from a private company in exchange for consideration paid from personal funds,  bringing the total number of shares beneficially owned in the Company to 8,864,350.

ITEM 4.  Purpose of this transaction

The purpose of this transaction was to acquire the additional Shares listed in Item 3 for investment. As an interested and significant shareholder, the Reporting Person will take all actions necessary as may be deemed appropriate to protect his investment in the Company. Subject to a continuing review of the business prospects of the Company and depending on market conditions, economic conditions and other relevant factors, the Reporting Person may determine to increase, decrease or entirely dispose of his holdings in the Company, purchase by private purchase, in the open market, by tender offer or otherwise, additional equity securities of the Company for investment, or acquire or seek to acquire control of the Company by merger, proxy solicitation, exchange of securities, asset acquisition, tender offer or in privately negotiated transactions on such terms and at such times as he may consider desirable.

Although the Reporting Person has no existing plans to do so, the Reporting Person may also engage in and may plan for his engagement in:

(1)	the acquisition of additional Shares of the Company, or the disposition of Shares of the Company;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(3)	a sale or transfer of a material amount of assets of the Company;

(4)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization or dividend policy of the Company;

(6)	any other material change in the Company’s business or corporate structure;

(7)	changes in the Company’s charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(8)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10)	any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Company

The aggregate number of shares of the Company owned by the Reporting Person is 8,864,350 Shares, being 13% of the outstanding Shares of the Company.

The Reporting person has not  engaged in any transactions in the class of securities reported during the past sixty days or since the most recent filing on Schedule 13D.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

ITEM 7.  Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 21, 2010

/s/ Stefan Drakelid
Stefan Drakelid